DATAGUARD RECOVERY SERVICES, INC.

March 11, 1996

FOR IMMEDIATE RELEASE:

Dataguard Recovery Services, Inc. announced today that it was restating its interim financial results for 1995 to adjust the Company's provision for French income taxes related to its French disaster recovery subsidiary, Twinsys Dataguard SA. The effect of this restatement was to decrease net income for the nine months ended September 30, 1995 by $ 416,900 ($.08 per share) to $ 106,770 ($.02 per share).

Dataguard is a Louisville, Kentucky based company which markets disaster recovery services to users of large-scale computers throughout the United States, Europe and Canada. The Company's stock trades in the over-the-counter market.



FOR ADDITIONAL INFORMATION CONTACT:

RICHARD W. SMITH
DEWEY D. MINTON, JR.
(502) 426-3434
Fax (502 426-2662